UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reverse Stock Split

On April 11, 2024, C3is Inc. (the “Company”) filed an amendment to its Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value of $0.01 per share. A copy of the amendment is attached hereto as Exhibit 4.1.

Effective as of 11:59 p.m. Eastern time on April 11, 2024, the Company effected a one-for-100 reverse stock split of its shares of common stock, and the Company’s common stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on April 12, 2024. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 195.3 million to approximately 1.953 million and affected all outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. As detailed below, the Company’s outstanding warrants and Series A Convertible Preferred Stock will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise. With respect to the Company’s Class B Warrants and Class C Warrants, the exercise price and number of shares issuable upon exercise will be adjusted further following an adjustment period ending on the fifth trading day after the effective time of the reverse split pursuant to the terms of such warrants.

The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y18284 201, and continue to trade on the Nasdaq Capital Market under the symbol “CISS”.

A copy of the new form of stock certificate for the Company’s post-reverse stock split shares of common stock is attached hereto as Exhibit 4.2.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release dated April 10, 2024 titled “C3is Inc. Announces Reverse Stock Split”.

***

As of April 11, 2024, after giving effect to the consummation of the reverse stock split, 1,953,029 shares of common stock were issued and outstanding, as were Class A Warrants to purchase up to 47,650 Common Shares at an exercise price of $105.00 per share, Class B-1 Warrants to purchase up to 87,800 Common Shares at an exercise price of $10.00 per share or pursuant to an alternative cashless exercise option, Class B-2 Warrants to purchase up to 1,368,500 Common Shares at an exercise price of $10.00 per share, Class C-1 Warrants to purchase up to 358,500 Common Shares at an exercise price of $7.50 per share or pursuant to an alternative cashless exercise option, Class C-2 Warrants to purchase up to 1,349,000 Common Shares at an exercise price of $8.50 per share and 600,000 Series A Convertible Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share and conversion price of $0.03241, subject to adjustment. The exercise price of the Class B-1, B-2, C-1 and C-2 Warrants will be reduced to the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the effective time of the reverse split (if lower than the then current exercise price), with the Class B-1 and C-1 warrants also being exercisable pursuant to an alternative ashless exercise exchange option, and the number of shares of common stock issuable upon exercise will be proportionately adjusted such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

EXHIBIT INDEX

4.1	Articles of Amendment to Restated Articles of Incorporation.
4.2	Form of Common Stock Certificate.
99.1	Press Release, dated April 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer